# SAGE PARTNERS SECURITIES, LLC
**(A Wholly Owned Subsidiary of The Sage Group, LLC)**

NOTES TO FINANCIAL STATEMENTS

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### 1. Nature of business and summary of significant accounting policies

*Nature of Business*

Sage Partners Securities, LLC (the "Company"), a California Limited Liability Company, located in Los Angeles, California, was formed in June 2000 as a wholly owned subsidiary of The Sage Group, LLC (the "Parent" and, collectively with the Company, "Sage"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a merchant banking firm that provides a variety of corporate finance and financial advisory services to middle market and emerging growth clients throughout the United States. Such services include advisory on mergers, acquisitions, divestitures, management buyouts, and restructurings, as well as providing valuation services, fairness opinions and other related services in connection with client transactions. Sage may also participate in private equity placements, private debt and mezzanine placements, and the facilitation of public market activities through its strong relationships with leading Wall Street underwriting firms and other financial institutions.

The Company does not accept customer funds in the name of Sage Partners Securities, LLC. In addition, the Company does not currently engage in the purchase or sale of listed, over the counter equities, options or futures; does not plan to be a securities market maker; and will generally not hold any security positions.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy*

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. **Nature of business and summary of significant accounting policies (continued)**

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)*

*Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

*Valuation Techniques*

The Company values its investment in the certificate of deposit at cost, plus accrued interest earned.

*Retainer Fee Receivable and Revenue*

The Company carries its retainer fee receivable at cost less allowance for doubtful accounts. On a periodic basis, the Company reviews retainer fee receivable balances for anticipated collectability. To the extent that balances are determined to be uncollectable they are written-off at that time. No allowance was deemed necessary at December 31, 2015.

The Company principally generates revenue from investment banking and advisory services. Investment banking fees are recognized as revenue upon closing of a client transaction. Advisory service revenues are non-refundable retainer fees collected in advance and are deferred and amortized over the estimated period the services are provided, resulting in deferred revenue.

*Income Taxes*

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

# SAGE PARTNERS SECURITIES, LLC
## (A Wholly Owned Subsidiary of The Sage Group, LLC)

NOTES TO FINANCIAL STATEMENTS

### 2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2015 (in thousands):

| | Identical Assets (Level 1) | Inputs (Level 2) | Inputs (Level 3) | December 31, 2015 |
|---|---|---|---|---|
| **Assets** (at fair value) | | | | |
| Certificate of deposit | $ 520 | $ - | $ - | $ 520 |

### 3. Concentrations

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At times, the Company's cash balances may be in excess of the insured limits. The Company has not experienced any losses in such accounts to date and believes it is not exposed to any significant credit risk on cash.

### 4. Transactions with Related Party

Pursuant to a management fee agreement, the Parent provides all managerial, administrative, and compliance services to the Company. In exchange for these services, the Parent charged the Company $5,000,000 for the year ended December 31, 2015.

The Company has a Due to Parent balance of $618,725 as of December 31, 2105 in connection with the above services.

### 5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was approximately $2,909,817, which was approximately $2,850,027 in excess of its minimum requirement of approximately $59,790.

# SAGE PARTNERS SECURITIES, LLC
**(A Wholly Owned Subsidiary of The Sage Group, LLC)**

NOTES TO THE FINANCIAL STATEMENTS

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### 6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and pursuant to the executive provisions under sub-paragraph (k)(2)(i), therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

### 7. Subsequent event

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.